10/16

06017723

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mesoblast Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 30 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34929

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/26/06

Mesoblast Limited

Annual Report 2006



AR/S 82-34929
6-30-06
RECEIVED

the future of regenerative medicine

82-34929

mesoblast
the adult stem cell company

Contents

Message from the Chairman



Dear Shareholder

The 2006 financial year was a significant period for your company. 2007 promises to be even more exciting as we commence, subject to United States Food and Drug Administration (FDA) agreement, Phase II Clinical Trials, some several months ahead of our original schedule.

During the period under review there has been much international debate on stem cell technology. Clearly, this debate recognises the massive potential impact stem cell technology will have in delivering regenerative medicines to an increasingly large number of people with few or no real prospects of an improved quality of life.

As an adult stem cell company Mesoblast is not subject to the many moral, ethical and scientific issues that confront the use of embryonic stem cells. Importantly, your company is well progressed in commercialising a technology that has the potential to deliver, in a few short years, the advantages and massive market opportunity of regenerative medicines as an off the shelf product, that may be made available in clinics at the time and place of need.

Your company has focused on creating significant shareholder value and on delivering important commercialisation milestones. Some of the milestones accomplished during the period include:

- Engaged specialist partner organizations to undertake extensive preclinical studies in the preparation of data for Investigational New Drug (IND) submissions to the FDA
- Mesoblast has materially progressed our primary indications for the repair of long bone fractures and spinal fusion. Additionally, we have identified and commenced significant projects relating to the repair and regeneration of cartilage in the treatment of osteoarthritis.
- Commenced commercial manufacturing of our adult stem cell product for regulatory submissions, clinical and preclinical trials and in the commercial production of an off the shelf adult stem cell product.
- Commenced clinical trials of up to 10 patients each at both The Royal Melbourne Hospital and the John Hunter Hospital.
- Strengthened the Board and management of the company whilst remaining committed to the ideals of outsourcing to best of breed commercial partners so as to minimise capital and recurring expenditure whilst maximising core available skills.
- Mesoblast and Angioblast Systems Inc have entered into collaborative agreements with global medical companies.
- Continued to strengthen the company's Intellectual Property position.
- Obtained a $2.7 million grant from the Australian Government's AusIndustry Commercial Ready scheme to progress new cartilage programs in the treatment of osteoarthritis.

Based upon rapid progress accomplished during the period your company undertook an important capital raising event subsequent to the end of the financial year to raise in total $17.2 million from existing shareholders in a Share Purchase Plan and a placement to institutional and sophisticated investors.

These additional funds are sufficient for the commencement of two clinical indications to Phase II Clinical Trials in 2007. It is in this respect that your Board of Directors firmly believes that we will unlock significant value and will ideally position the company for an extremely exciting 2007.

The accomplishments of the past 12 months are directly attributable to the hard work of our staff and partner organisations. I would like to take this opportunity to thank them for their diligence and commitment. Equally, I would like to thank you, our shareholders, for your continued support and encouragement without which we would not have this privileged opportunity to progress an incredibly exciting technology.

Michael Spooner

Mr. Michael Spooner
Executive Chairman

Chief Scientific Adviser's Report



OVERVIEW OF TECHNICAL AND CLINICAL ACHIEVEMENTS

This year has marked strong progress for Mesoblast with the company strategically positioning itself to become a world leader in the rapidly emerging global market for adult stem cell therapies.

We now find ourselves in a remarkable position as we collect final data for submissions to the United States Food and Drug Administration for orthopaedic and cardiovascular indications in order to begin Phase II, multi-centre trials of our unique, cultured cells in patients suffering from common diseases that affect large segments of the population and for which current therapies are either ineffective or provide only modest benefits.

Mesoblast has recorded a series of solid achievements during the 2006 financial year and this strong momentum is continuing after the reporting period.

We have accomplished three particularly critical milestones that have served to validate Mesoblast's technology and prove up the company's business model:

- We have demonstrated the commercial scalability of our stem cell manufacturing process;
- We have shown that our stem cells are safe when implanted in patients and;
- We have clearly demonstrated the effectiveness of our allogeneic (or 'off the shelf') stem cells in unrelated recipients with orthopaedic and cardiovascular conditions.

The ability to commercially scale-up our adult stem cell manufacturing process in order to generate a safe cell therapy product under stringent regulatory conditions in a centralised manufacturing facility is a pivotal component of Mesoblast's business strategy. To this end, the parallel clinical and preclinical safety data generated so far underscore the company's successful accomplishment of a key commercial milestone that will increase the likelihood of rapid cell product commercialisation for very large global markets.

Developing a commercial manufacturing process enabled Mesoblast to achieve a major highlight of the 2006 financial year: successful initiation of two human clinical trials - one for patients with non-healing, long bone fractures at The Royal Melbourne Hospital and one for patients suffering from severe coronary artery disease and heart muscle damage at the John Hunter Hospital in New South Wales. The overriding goal of these Pilot Trials has been to independently assess the safety of Mesoblast's specialist adult stem cells and validate the Company's Standard Operating Procedures (SOPs) in a clinical setting.

From the clinical experience so far, Mesoblast is confident that its cell manufacturing SOPs and adult stem cell products are safe. Moreover, as outlined below, initial patient outcomes have been very encouraging. We are delighted with the initial results of safety and efficacy endpoints in these trials, and we will naturally report on further progress in due course.

Mesoblast's proposed business model for product commercialisation revolves around an off-the-shelf product generated from stem cells sourced from one healthy donor, then expanded and used in multiple, unrelated, or allogeneic, recipients.

During the past 12 months we have performed multiple studies implanting our proprietary allogeneic adult stem cells in over 150 unrelated sheep recipients in need of long bone repair, spinal intervertebral fusion, protection against heart failure and improvement of heart function after a heart attack. These studies have conclusively shown that our off-the-shelf cells do not induce allergic or other immune reactions when implanted into unrelated recipients, and are very effective for a variety of both orthopaedic and cardiovascular conditions. Mesoblast is now in a position to pursue its allogeneic stem cell business model with its significant benefits including a major reduction in cost of goods and generation of pharmaceutical-style high margins. The net effect will be broad availability of affordable new generation stem cell therapies for common orthopaedic and cardiovascular clinical diseases which is likely to encourage more rapid and widespread uptake of our products.

OUR PRODUCT PORTFOLIO

Mesoblast has the exclusive, worldwide licence to commercialise the proprietary adult stem cell platform technology for all orthopaedic applications, including diseases of bone, cartilage, tendon, and ligament. Together with Angioblast, it will also target a wide range of cardiovascular diseases.

Bone regeneration product for repair of long bone fractures

More than one million of the 5.6 million fractures occurring annually in the United States alone are associated with healing difficulties in which repair processes stop before the break is completely mended. Problems can occur due to ineffective mobilisation of the broken bone, disruption to the blood supply or infection.

The Royal Melbourne Hospital is conducting a trial of up to 10 patients suffering from non-healing, long bone fractures. It is an independent assessment of the safety of Mesoblast's specialist adult stem cells.

In April the first patient, who had sustained a major fracture of the femur, received the company's specialist adult stem cells. The 5-centimetre defect had failed to heal after nine months and prevented weight bearing. At the time of the procedure, the patient was confined to crutches, had a poor quality of life and faced the prospect of further surgical procedures.

Using Mesoblast's unique technology, the patient's own stem cells were extracted, cultured, expanded, and then surgically implanted. Three months later, the 5cm gap in the patient's femur has been filled by new bone. The patient has regained functional use of his leg; he is now walking unaided and has resumed his normal lifestyle.

In preclinical trials, Mesoblast's off-the-shelf adult stem cells have shown 90 per cent greater rate of union and complete healing of tibial defects compared with controls.

In both trials, Mesoblast's stem cells were highly effective in combination with the latest FDA-approved carrier material provided by Mesoblast's collaborative partner, a major global orthopaedic and medical device corporation.

Bone regeneration product for spinal fusion

Degenerative intervertebral disc disease affects up to 25 per cent of the population Current treatments attempt to alleviate pain and inflammation in the early stages of disc disease but in the later stages, the only treatment option is spinal fusion. Over 300,000 spinal fusion treatments are currently performed annually in the United States alone and the number is expected to grow to over 500,000 per year by 2009. Current fusion therapies use bone harvested from a patient's own hip (termed autograft) that requires a second surgical procedure, which frequently results in long-term complications such as chronic pain and infection.

In preclinical trials at Colorado State University, the company's stem cells obtained from a single donor and produced using our technology were highly successful in generating intervertebral spinal fusion in multiple, unrelated recipients.

The fusion resulting from Mesoblast's stem cells were equally or more robust, continuous, and mechanically strong when compared with the current standard surgical treatment - hip bone autograft - indicating that Mesoblast's therapy could eliminate the need for a second surgical procedure and its potential complications.

Cartilage product for repair of acute meniscal tears and for regeneration of osteoarthritic knee cartilage

Inflammatory disease of the joints, such as osteoarthritis, affect more than 43 million people annually in the United States alone. Osteoarthritis results in loss of cartilage, which cannot repair itself after injury, and interferes with mobility and causes pain. Currently there is no effective therapy for progressive osteoarthritis. Current treatments attempt to alleviate pain but are unable to restore the cartilage lining the joint.

Showing that it can rapidly leverage off its clinical and technical achievements, Mesoblast has commenced preclinical trials for cartilage repair and regeneration. In January, Mesoblast was awarded a $2.7 million AusIndustry Commercial Ready Grant from the Australian Government to develop new cartilage treatments using our proprietary stem cells. This has enabled the company to target these very large new clinical indications without compromising any of its bone regenerative programs.

Under an agreement with Mesoblast, Murdoch University in Western Australia is performing preclinical trials of Mesoblast's patented cell technology for cartilage repair and regeneration.

The cartilage trials are evaluating the effectiveness of our stem cells to treat osteoarthritis of the knee, and to repair damaged knee meniscus due to traumatic injuries. Knee osteoarthritis is the most common joint disease and meniscal repair is a major opportunity for treatment of sports injuries.

Mesoblast's patented cells have already been shown to generate cartilage, and to be effective in multiple unrelated recipients in various other target diseases.

The results of these trials will be used by Mesoblast in its IND submissions to the FDA for multiple Phase II clinical trials, including treatment of patients with degenerative osteoarthritis of the knee, and treatment of patients with acute meniscal tears.

Cardiac product for treatment of heart failure and heart attacks

Over 500,000 new patients with heart failure and 1 million new patients with heart attacks are treated annually in the United States alone. Current therapies for heart failure offer only modest symptomatic benefit, do not result in rebuilding of heart muscle, and do not prevent progression of heart failure and long-term deterioration. In contrast, in multiple preclinical models our proprietary adult stem cells have been shown to result in significant improvement of heart function and to prevent heart failure progression.

US-based sister company Angioblast Systems Inc, in conjunction with Mesoblast, are conducting a Pilot Clinical Trial at the John Hunter Hospital in New South Wales focused on the treatment of up to 10 patients suffering from severe coronary artery disease and heart muscle damage. Cells used to treat patients in this trial are autologous, or the patients' own cells, which have been selected and cultured using the company's proprietary technology.

The primary endpoint of the trial is to show safety of the company's Standard Operating Procedures (SOPs) in a clinical setting. Initial results in the first three patients who have been treated have confirmed the safety of the cells implanted into the damaged hearts. Moreover, these first patients have shown particularly encouraging early efficacy results.

In up to six months of follow-up after the patients' cells were implanted into their damaged heart muscle, each patient had demonstrated improvement in global heart function of 20-60% relative to baseline, as determined by serial echocardiograms.

The company has now completed a number of large animal studies for the collation of data to be provided to the United States Food and Drug Administration (FDA) in support of Angioblast's Investigational New Drug applications.

The studies focused upon the treatment of post myocardial infarct or heart attack animals using the company's adult stem cell technology. In particular, the studies have looked at efficacy associated with repairing damaged heart muscle and improving heart function using cells from a non-related or allogeneic donor.

All studies have been undertaken by specialist organisations and results have been independently reviewed.

In one completed study at the University of Pennsylvania, 36 sheep underwent coronary artery occlusion and were treated with either a placebo or the company's stem cells obtained from an unrelated donor.

On the trial's completion at two months, animals treated with the allogeneic stem cells demonstrated significant protection against heart failure, and up to 50% greater mean global heart function than the controls, as determined by serial echocardiograms. Importantly, pathology studies have not shown evidence of allergic reaction, rejection, or abnormal tissue formation.

These are major steps forward in completing the company's commitment to finalising its IND submissions during the 4th quarter 2006 and in proving the company's primary business model to develop an off-the-shelf cell therapy for heart disease.

REGULATORY PATH TO RAPID PRODUCT COMMERCIALISATION

Mesoblast's proprietary adult stem cells are a well characterised biologic, occur naturally, and are not a new chemical compound. These features have enabled the company to predict the safety of the stem cells in large animals and to extrapolate the large animal safety data to humans. This ability to translate findings between different animal species and humans is limited to biologic products, and is generally not the case with standard drug therapies.

For these reasons, we firmly believe that the regulatory path to FDA product clearance and sales may be significantly shorter for our stem cell products than for conventional drugs, with early Phase II trials and rapid progression to pivotal trials. This should translate to significant savings in time and money for each individual application of our technology.

In order to ensure that Mesoblast receives timely FDA IND clearances, we have been communicating regularly with the FDA to receive early input and assurance that our regulatory development strategy is appropriate and acceptable.

A pre-IND meeting produced the following conclusions:

- The FDA is satisfied that we will be able to demonstrate safety to a sufficient degree of confidence through our proposed preclinical and clinical programs and manufacturing process because of the careful characterisation of our proprietary stem cells
- The FDA will evaluate the results of these studies in the IND submissions and, provided they demonstrate an anticipated safety profile, will support direct commencement of Phase II clinical trials, without the need for additional Phase I studies
- While the FDA will consider each additional IND submission on a case-by-case basis, similar clinical strategies will pertain for each additional indication.

These conclusions are likely to mean the following for Mesoblast:

- Substantial savings in dollars and years of work
- Immediate unlocking of significant value for shareholders as a later stage clinical development company which is proceeding through clinical trials at a much faster rate
- Earlier commencement of partnerships and collaborative agreements with globally dominant players.

CORPORATE PARTNERSHIPS AND STRATEGIC ALLIANCES

Mesoblast's strategy is to unlock shareholder value through timely, rewarding, and far-reaching corporate relationships with strategic partners who have strong or dominant positions in the markets being targeted by our innovative stem cell product pipeline.

A number of leading orthopaedic companies have FDA-approved carrier materials that could work equally well in bone regenerative applications in combination with our proprietary stem cells. These materials do not work sufficiently well to be used alone, and Mesoblast has always anticipated that the outcomes with these materials are likely to be significantly enhanced when our stem cells are implanted.

Mesoblast chose to enter into a clinical and preclinical collaborative relationship with one major global device leader which provided their carrier materials for use with our stem cells in spinal fusion and tibial defect repair trials. As expected, the combined product has induced significantly superior bone repair compared with the material alone, validating our approach.

Mesoblast anticipates that these results will be broadly applicable to combinations of our stem cells with similar FDA-approved carriers manufactured by other major orthopaedic firms. This puts the company in a very strong position to pursue commercial partnerships with one or multiple global players within a short timeframe.

Similarly, Mesoblast's US-based sister company Angioblast Systems Inc; has formed a collaborative relationship for its cardiovascular development programs with Cordis Corporation, a Johnson & Johnson company.

Cordis' latest generation heart catheter system has been specifically developed to deliver cells or other biologics to the heart. This latest catheter system had its first test worldwide in patients enrolled in our cardiovascular trial at the John Hunter Hospital.

We believe that Cordis' choice to use our Pilot Clinical Trial, as the first test of its newest generation catheter delivery system for cell therapy is a significant endorsement of both the clinical and commercial potential of our proprietary adult stem cell technology.

In both of these collaborative agreements, Mesoblast and Angioblast retain all intellectual property rights to the platform stem cell technology and we remain free to pursue all commercial options.

PATENTS AND INTELLECTUAL PROPERTY

The company has a broad international strategy to protect and build upon its technology platform. Ultimately, a deep intellectual property strategy will serve to underpin the company's value and commercial future.

The basis to Mesoblast's technology is a patented ability to accurately characterise, select and greatly expand a very rare population of adult stem cells present throughout the body in all of us and which are known as Mesenchymal Precursor Cells (MPC).

The MPCs can differentiate into a variety of cell types including bone, cartilage, fat, blood vessels, and potentially even heart tissue, and this forms the basis for the company's product portfolio. The further critical property which characterises these cells is their ability to escape immune recognition, a key factor underpinning the company's business model.

IP Australia has granted a key patent that covers the composition of matter relating to MPCs as well as methods associated with purifying and enriching these cells. Further patents have been filed in Australia, the United States and throughout the rest of the world. These relate to MPC composition-of-matter, methods of enrichment and expansion of these cells, and their use for various applications, including orthopaedic and cardiovascular conditions,

The company anticipates several additional key patents will be granted in a short timeframe in major strategic markets such as the United States.

SCIENTIFIC ADVISORY BOARD

The international Scientific Advisory Board comprises experts in stem cell biology, orthopaedic and cardiovascular diseases. They are playing active roles in Mesoblast's clinical and preclinical trials. The Advisory Board includes:

Professor Silviu Itescu - Chairman
Professor Peter Ghosh – Sydney, Australia
Professor Richard Gilbert – Toronto, Canada
Professor Robert Graham – Sydney, Australia
Professor Stephen Graves – Adelaide, Australia
Professor Henry Krum – Melbourne, Australia
Professor Joseph Lane – New York, United States
Professor Paul Simmons - Houston, United States

AN EXCITING FUTURE

This year has seen Mesoblast invest a great deal of time and effort to lay solid global foundations to support the growth of the company going forward.

By the end of the 2006 calendar year, Mesoblast is expected to have made an IND submission to the FDA for an orthopaedic application and Angioblast is on track to do the same for a cardiovascular indication.

We are confident that Mesoblast has an extremely bright future especially as awareness of our technology's potential to create therapies for very large, unmet clinical needs grows exponentially.

The company now has strong data from clinical and preclinical trials and has targeted multiple opportunities and multi-billion dollar markets. The major proportion of the population will suffer from orthopaedic and cardiovascular diseases we are targeting at some point; diseases for which there are no satisfactory alternatives.

In summary, we have unique and powerful cells, we are targeting massive markets, we have an experienced management team, strong manufacturing facilities and the ability to upscale production. This, combined with a favourable market environment that is creating an informed demand for adult stem cell products, provides a strong indication that Mesoblast is poised to enjoy explosive growth as it moves towards the goal to becoming a leading global adult stem cell company.

As Mesoblast firmly advances into an era of global trials for numerous indications, we look forward to translating our clear clinically competitive edge into increased shareholder wealth.

Professor Silviu Itescu
Chief Scientific Adviser





Directors' Report


PROGRESS ON THE PATH TO MARKET
Mesoblast
Indication
Preclinical/Pilot Clinical
IND
Clinical II
Clinical III
Spinal fusion
Long bone fractures
Osteoarthritis – knee
Cartilage – meniscal tears
Other indications
Angioblast
Indication
Preclinical/Pilot Clinical
IND
Clinical II
Clinical III
Congestive heart failure
Heart attack
Peripheral arterial disease
Other indications

The Board of Directors of Mesoblast Limited has resolved to submit the following report together with the financial statements of the company for the financial year ended 30 June 2006.

DIRECTORS

Directors of the Company in office at any time during, or since, the end of the year:

Mr Michael Spooner – Executive Chairman

Professor Silviu Itescu – Director, Founder and Chief Scientific Advisor

Mr Donal O'Dwyer – Non Executive Director and Deputy Chairman

Mr Byron McAllister – Non Executive Director

All Directors have held office prior to the beginning of the financial year.

PRINCIPAL ACTIVITIES AND STRATEGY

Mesoblast is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Through the use of allogeneic stem cells that are the core to the company's intellectual property rights, our strategy is to produce a highly profitable, off the shelf adult stem cell product that is effective in the treatment of our target markets.

Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible.

Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology is currently the subject of a clinical trial being conducted at The Royal Melbourne Hospital for large non-union fractures using the patient's own cells.

Furthermore, the technology has so far achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures and in spinal fusion.

At the time of our IPO the company acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology principally associated with the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. A clinical trial of up to 10 patients suffering from severe coronary artery disease is being conducted at the John Hunter Hospital in New South Wales.

During the period subsequent to Mesoblast's successful Initial Public Offering on the Australian Stock Exchange in December 2004, the company, together with Angioblast, have jointly funded a number of major clinical and preclinical projects associated with the core stem cell technology and fundamental to both companies' endeavours to successfully file Investigational New Drug (IND) submissions to the Food and Drug Administration in the United States (FDA).

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of preclinical and clinical milestones.

REVIEW OF OPERATIONS

During the year under review the company's entire focus and that of its sister company Angioblast has been to conduct clinical and preclinical studies as well as to implement GMP compliant manufacturing as fundamental elements of a number of comprehensive IND submissions to the FDA.

At the time of this Report, it is apparent that these submissions will be completed during the 4th quarter of 2006, some 6 or more months ahead of our initial estimates.

Significant milestones accomplished by the company were reported to the ASX throughout the year. The promise of adult stem cell therapy has wide reaching effects and may ultimately improve the quality of life for many people. It is in this respect that national and international media have followed closely the company's progress.







COMPETITIVE EDGE

Mesoblast's core technology has marked therapeutic advantages for all our envisaged applications over any treatments currently available, underpinning our commercialisation prospects, mainly:

- Mesoblast's technology ensures that its starting population of adult stem cells is up to 1,000-fold purer
- Our adult stem cells will replace damaged or diseased tissue to hasten the healing as well as improve the blood supply to the bone or heart muscle
- Our therapies will achieve functional improvement, rather than simply arrest the progression of disease
- Our adult stem cells do not cause an immune response
- We do not have the issues that constrain the development of embryonic stem cells such as ethical concerns and high risk of cancer formation
- Clinical confirmation of the lack of immune activation allows Mesoblast to produce an off the shelf therapy
- Our cells obtained from a universal donor can be multiplied and grown in the laboratory, packaged in therapy-sized doses, shipped to hospitals and treatment centres for immediate use for large numbers of unrelated patients
- Mesoblast will develop a low-cost, high-margin business model

Some of the important milestones accomplished by your company during the period under review include:

- Engaged specialist partner organisations in the US and Australia to undertake extensive preclinical, large animal studies in the preparation of data for IND submissions and to progress new indications particularly relating to cartilage.
- Engaged best of breed commercial manufacturing partners in Australia and the United States in preparing the company for IND submissions, clinical and preclinical trials and later commercial production of an "off the shelf" adult stem cell product.
- Commenced clinical trials of up to 10 patients each at The Royal Melbourne Hospital and the John Hunter Hospital designed to test the safety and standard operating procedures associated with the treatment of non-union large bone fractures and cardiovascular disease respectively using the company's platform adult stem cell technology.
- Strengthened the Board and management of the company through the appointment of an Executive Chairman and a further appointment of Scientific Advisory Board members. The company however remains committed to the ideal of outsourcing to best of breed commercial partners to minimise capital expenditure and recurring costs whilst maximising core available skills.
- Both Mesoblast and Angioblast have entered into collaborative agreements with globally dominant medical companies to progress the core technology through both clinical and preclinical studies.
- We have continued to strengthen the company's Intellectual Property (IP) position by seeking national and international approvals and expanding our key IP portfolio.
- Importantly, the company obtained a $2.7 million grant from the Australian Government's AusIndustry Commercial Ready scheme to progress new cartilage programs in the use of our adult stem cell technology for the treatment of osteoarthritis.

FINANCIAL SUMMARY

Operating Results

The net loss for the year was $8,298,587 (2005: $1,470,369) and is in line with expectations. The result reflects full year operations for the company (2005 reflect operations for 6.5 months post listing) and a significantly faster pace of commercialisation during the period associated with an earlier than planned submission of the company's IND applications.

Current and comparative figures reflect accounting changes associated with Australian equivalents to International Financial Reporting Standards (AIFRS).

Importantly, the loss for the year is reflective of both an extremely rapid pace of development and work simultaneously being conducted on three significant applications being spinal fusion, the repair of long bone fractures that have failed to unite as well as a cartilage program. The degree of progress made and the number of indications are much larger than was originally envisaged.

Income

Revenue during the period was $2,821,758 (2005: $502,885) being:

	2006	2005
Commercial Ready Government Grant received	1,854,048	-
Interest received – Bank deposits	557,487	502,885
R & D tax offset	345,638	-
Other income	27,712	-
Foreign exchange gain on US Dollar deposit	36,873	-
Total Revenue from continuing operations	2,821,758	502,885

According to the terms of the Commercial Ready Government Grant, funds received were matched against expenditure incurred by the company in progressing its cartilage program on a dollar for dollar basis. Funds received under the Grant were recognised by the company as income in the period in which they were received.

Expenditure

In line with the company's policy and to comply with accounting standards, all costs associated with research and development are fully expensed in the period in which they are incurred, as the Directors do not consider the company can yet demonstrate all the factors required prior to capitalising development expenditure.

Total operating expenses for the period were $11,120,345 (2005: $1,973,254) being:

	2006	2005
Research & Development costs	5,358,277	491,774
Management & Administration	2,177,053	676,321
Employee benefits expense	1,570,514	321,333
Interest expenses	110,092	107,117
Equity accounted losses	1,904,409	376,709
Total Overhead	11,120,345	1,973,254

An amount of $1,904,409 (2005: $376,709) was taken up by way of Mesoblast's equity accounted losses in the operations of Angioblast. Under the terms of the Mesoblast investment to date, Angioblast and Mesoblast are jointly funding the development and commercialisation of the adult stem cell technology to a point where both companies will file IND applications with the FDA. Such joint funding will terminate on accomplishing this milestone.

Cash Flow Statements

Net cash outflow from operations increased from $604,812 in 2005 to $3,183,863 in 2006.

During the period under review the company did not raise further capital. It should be noted however that additional capital was raised subsequent to 30 June 2006 as outlined under Matters Subsequent to Balance Date.

Balance Sheet

At 30 June 2006 the company's cash position was $7,854,843 (2005: $15,093,834 million) whilst Angioblast Systems Inc was $1,190,301 (2005: $2,658,850), which together reflect the total available funds available at balance date to progress the platform technology.

The company's policy is to hold its cash and cash equivalent deposits in "A" rated or better deposits.

The company's strategy is to outsource manufacturing and all continuing research to specialist, best of breed partner organisations. As a consequence the company has not incurred any major capital expenditure for the period and does not intend to incur substantial commitments for capital expenditure in the immediate future.

DIVIDENDS

No dividends were paid or declared during the course of the financial year and no dividend is recommended in respect to the financial year ended 30 June 2006.

EARNINGS PER SHARE

	2006 Cents	2005 Cents
Basic earnings per share (loss)	(8.87)	(2.12)
Diluted earnings per share (loss)	(8.87)	(2.12)

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

No significant changes occurred in the state of affairs of the company during the financial year other than those disclosed in the review of operations.

MATTERS SUBSEQUENT TO BALANCE DATE

The primary goal of the company at the time of its public listing in December 2004 was to file at least one Investigational New Drug Application with the US Food and Drug Administration. This goal is set to be achieved in the 4th quarter 2006, some six or more months ahead of schedule. Subject to FDA clearance, the company will commence two Phase II Clinical Trials following our IND submissions in the 4th quarter of 2006. The company initiated a capital raising subsequent to balance date to fund the next stage of development beyond the company's current focus. On 20 July 2006 the company announced that it had raised $15 million by way of a Placement of 12 million shares to institutional and sophisticated investors at $1.25 per share. In addition, the company undertook a Share Purchase Plan (SPP) to enable our shareholders to acquire shares in the company for an amount up to $5,000 per shareholder, at the same price offered under the Placement. An amount of $2.2 million was raised under the SPP bringing the total capital raised to $17.2 million.

No other matters or circumstance have arisen since 30 June 2006 that have significantly affected or may significantly affect:

- Mesoblast's operations in future financial years, or
- The results of those operations in future financial years, or
- Mesoblast's state of affairs in future years.

BUSINESS STRATEGY PROSPECTS FOR THE FUTURE

The Company's operations and those of its sister company Angioblast are currently focused on the completion of IND submissions during the 4th quarter of 2006 and are fully funded to reach this important goal.

Our strategy moving forward is to maintain rapid progress in the commercialisation of our stem cell technology. Accordingly, the company raised $17.2 million subsequent to balance date to progress two indications into Phase II Clinical Trials. The timing and nature of these Trials is subject to FDA clearance. In conjunction with Angioblast, it is our clear goal to commence these Trials as quickly as possible.

Further information on likely developments in Mesoblast's operations, or those of Angioblast, and expected results of operations have not been included in this report because the Directors are of the opinion in may result in unreasonable prejudice to the Company.

ENVIRONMENTAL REGULATION

Mesoblast's operations are not subject to any significant environmental regulation under either Commonwealth or State legislation. The Board, however, considers that adequate systems are in place to manage the Company's obligations and is not aware of any breach of environmental requirements as they relate to the Company.

INVESTMENT IN ANGIOBLAST SYSTEMS INC.

Angioblast Systems Inc is a non-listed biotechnology company based in New York. The company was incorporated on 27 April 2001 in Delaware, United States of America.

Angioblast's principal focus is to commercialise cardiovascular applications of our adult stem cell technology which was acquired from the Hanson Institute/Institute of Medical and Veterinary Science in South Australia.

Current Investment in Angioblast

Mesoblast has acquired a 33.3% interest in Angioblast. This interest is non-dilutable until Angioblast has submitted an IND application to the US FDA, at which time Mesoblast's Preference share holding will convert into 33.3% of Angioblast Systems Inc issued common stock.

At 30 June 2006, Mesoblast had provided $8 million in funding and it is anticipated that the remaining balance of $2 million associated with the $10 million investment will be paid for the submission of at least one IND application to the FDA. It is anticipated that the submission will be completed in the 4th quarter of 2006.

During the year ended 30 June 2006, Angioblast expenditure items directly attributable to the joint development of the platform adult stem cell technology were as follows:

	2006	2005
Research & Development	$4,987,261	$964,536
General Administration	$795,732	$195,636

Information on Directors and Management Personnel



Michael Spooner
Chairman and Executive Director – Bcom, ACA, MAICD

Shares: 204,000
Options: 1,100,000

Mr Spooner is a well-known and respected business leader. He has an extensive network of relationships with investment firms and business communities across the globe, having spent the majority of the past 25 years living and working internationally. Most recently, Mr Spooner was Managing Director & CEO of Ventracor Limited where he led the transformation of a small Australian listed life sciences company into the second highest performing stock on the S&P/ASX 200 index in 2003. He was a Principal Partner and Director of Consulting Services with PriceWaterhouse Coopers (Coopers & Lybrand) in Hong Kong for several years. Currently, Mr Spooner advises a number of high growth corporations and is a non-executive director of Peplin Limited.

Other Directorships of listed companies over the past three years are director of Peplin Limited and Ventracor Limited. Age 49.



Silviu Itescu
Director and Chief Scientific Adviser – MBBS (Hons), FRACP, FACP, FACR

Shares: 43,120,000
Options: Nil

Professor Itescu is on the medical faculties of both Columbia University in New York and the University of Melbourne. He has established an outstanding international reputation in the fields of stem cell biology, autoimmune diseases, organ transplantation, and heart failure. In these areas of focus he has gained broad experience, from basic research in the laboratory through to new drug development and clinical evaluation. Most recently he pioneered novel approaches to the use of adult stem cells for the treatment of heart disease, is leading international collaborative trials in this area, and has been an advisor on cell therapy for cardiovascular diseases to both the United States President's Council on Bioethics and the United States FDA Biological Response Modifiers Advisory Committee (BRMAC). Professor Itescu has consulted for various international pharmaceutical companies, has been an adviser to biotechnology and healthcare investor groups, and is a non-executive director of Amrad Corporation and Ambri Limited. Professor Itescu is the founder of both Mesoblast Limited and Angioblast Systems, Inc.

Professor Itescu is currently on the Board of Directors of both Mesoblast Limited and Angioblast Systems Inc.

Other Directorships of listed companies over the past three years are director of Amrad Corporation Limited and Ambri Limited. Age 49.



Donal O'Dwyer
Non Executive Director – BE, MBA

Shares: Nil
Options: 150,000

Mr O'Dwyer has almost 20 years experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr O'Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson's Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Cordis is the world's largest manufacturer of innovative products for interventional medicine, minimally invasive computer-based imaging, and electrophysiology. In his role, Mr O'Dwyer led Cordis through the launch of the revolutionary Cypher drug eluting coronary stent technology, and saw the company take over number one market share of coronary stents worldwide. He directly supervised an increase in sales from $US500 million in 2000 to $US2 billion in 2003. Prior to joining Cordis, Mr O'Dwyer worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences.

Mr O'Dwyer is a qualified civil engineer and has an MBA. Mr O'Dwyer is currently Mesoblast's representative on the Board of Directors for Angioblast Systems Inc.

Other Directorships of listed companies over the past three years are director of Cochlear Limited and Sunshine Heart Inc. and Chairman of Atcor Medical Holdings Limited. Age 53.



Byron McAllister
Non Executive Director – BS M.Agr

Shares: Nil
Options: 150,000

Mr McAllister has extensive expertise in product development, quality assurance, and obtaining FDA regulatory approvals within the healthcare industry. He has extensive expertise within the biologics, pharmaceutical and medical device industries, and has prepared full documentation for approval by the U.S. FDA, UK MCA, and other world health regulatory authorities. Most recently, Mr McAllister has served as Vice President, Worldwide Quality Assurance, for the Ares-Serono Group based in Geneva and Boston, overseeing operations in over a dozen countries. Mr McAllister has held senior management positions in manufacturing and quality assurance with Abbott Laboratories' Ross Laboratories and Diagnostics Divisions, Amersham Corporation, and Coulter Electronics Corporation.

He is a member of the PDA (Parenteral Drug Association), American Society For Quality (ASQ), and the Regulatory Affairs Professionals Society (RAPS). Age 63.



Paul Rennie
Chief Operating Officer – B. Sc., MBM, MS

Shares: Nil
Options: 690,000

Mr Rennie has over 25 years experience in marketing and business development within the Australian biomedical and pharmaceutical industry. He was formerly Director of Business Development for Soltec, a wholly owned subsidiary of F H Faulding & Co., Ltd., with focus on developing improved pharmaceutical drug delivery systems. Previously, as Business Development Manager for the Biosciences Division of Bonlac, he led the commercialisation strategies and licensing negotiations between Bonlac's CPP-ACP technology to Warner Lambert. Between 1990-1994 he held various positions with the global pharmaceutical company Merck Ltd, where as National Sales and Marketing Manager he was responsible for Australia-wide sales of pharmaceuticals, analytical reagents, environmental monitoring products, and scientific research products. In this capacity, Mr Rennie implemented a new strategic plan, which contributed to transforming Merck Australia from having a loss in 1993 to record sales and profits in 1996. Age 47.



Kevin Hollingsworth
Company secretary – FCPA, FCMA

Shares: Nil
Options: Nil

Mr Hollingsworth is a Fellow of CPA Australia, and a past chairman of both the National and Victorian Industry and Commerce Accountants Committees. He is also a Fellow of the Chartered Management Accountants and a Past National President of CIMA Australia. Mr Hollingsworth has most recently been non-executive director and company secretary for Alpha Technologies Corporation Ltd, a global company with operations in the US, Mexico, Europe and China, designing and manufacturing temperature sensors for disposable medical devices, as well as precision thermometry and instrumentation for the biotechnical and life science industry. Age 53.

MEETING OF DIRECTORS

The number of meetings of the Company's Directors (including committee meetings of Directors) held during the year ended 30 June 2006 and the numbers of meetings attended by each Director were:

	DIRECTORS' MEETINGS		MEETING OF COMMITTEES					
			AUDIT RISK		NOMINATIONS & COMPLIANCE		REMUNERATION	
	A	B	A	B	A	B	A	B
M. Spooner	10	10	4	4	2	2	1	1
S. Itescu	10	10	4*	4*	2	2	1	1
B. McAllister	10	10	2	2	2	2	1	1
D. O'Dwyer	10	10	4	4	2	2	1	1

A - Number of meetings held during the time the Director held office or was a member of the committee during the year
B - Number of meetings attended
* - Not a member of the specified committee; however attended on invitation only

REMUNERATION REPORT

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration

B Details of remuneration

C Service Agreements

D Share-based compensation

E Additional information

KEY MANAGEMENT PERSONNEL

The key management personnel includes:

(a) Directors

(i) Chairman and Executive Director
Michael Spooner

(ii) Executive Director
Silviu Itescu

(iii) Non Executive Directors
Byron McAllister
Donal O'Dwyer

(b) Executives

The following person were the executives with the greatest authority for the strategic direction and management of the company ("other key management personnel") during the financial year:

Name	Position	Employer
Paul Rennie	Chief Operating Officer	Mesoblast Limited
Kevin Hollingsworth	Chief Financial Officer	Mesoblast Limited

No changes have occurred after the reporting date and prior to the date of the Directors' Declaration.

Principles Used to Determine the Nature and Amount of Remuneration

The Company's goal is to engage and promote excellence at Board level, in staff members and partner organisations. The Company looks to engage the services of individuals and organisations with the experience necessary to assist the Company in meeting its strategic objectives. The Board of Directors has determined that recurring costs associated with full-time employment should be held to a minimum wherever possible whilst maintaining a high level of competency in core skills in clinical and regulatory management.

The Board ensures that executive reward complies with good reward governance practices:

- Competitiveness and reasonableness
- Acceptability to shareholders
- Performance linkage
- Transparency
- Capital management

The Company has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.

The Company's remuneration framework is aligned to shareholders interests and in particular is aligned to the rapid commercialisation of the company's intellectual property and in achieving its milestones in a highly ethical and professional manner.

The executive remuneration framework provides a mix of fixed and variable pay and performance incentive rewards.

Non Executive Directors' Fees

Directors' fees were determined as at the date of the company's public listing on 16 December 2004 and by reference to industry standard. Components of the remuneration package include a cash element together with unquoted medium term options.

Director fees are $40,000 per Non-Executive Director and $75,000 for the Chairman and reflect the demands which are made on and the responsibilities of the Directors. A limit to total Directors' fees of $500,000 was set at the time of the public listing and has not subsequently changed.

Executive Pay

The executive pay and reward framework has four components:

- Base pay and benefits
- Short term performance incentives
- Long term incentives
- Other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.


MESOBLAST





Base Pay

A total employment cost package may include a combination of cash and prescribed non-financial benefits at the executive's discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. The base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases included in any executive contracts.

Short Term Incentives

Incentives are payable to executives based upon the attainment of agreed corporate and individual milestones and are reviewed and approved by the Board of Directors.

Long Term Incentives

Performance conditions were attached to the following options:

Mr Paul Rennie was granted options that will progressively vest/become exercisable in 3 tranches as follows:

1 Tranche A – 80,000 options, on achieving an SOP (Standard Operating Procedure) for the manufacture of cells;

2 Tranche B – 80,000 options, on completing human pre-regulatory trials for a Mesoblast Orthopaedic Application of the licensed technology; and

3 Tranche C – 80,000 options, approval of Mesoblast's FDA IND (Investigative New Drug) approval.

Mr Byron McAllister was granted options that will progressively vest/become exercisable as follows:

1 In respect of 75,000 options, the Company must achieve IND approval from the US FDA for initiating multi-centre orthopaedic clinical trials within a period of 2 years after the Date of Grant before those options can be exercised;

2 In respect of 75,000 options, Angioblast Systems Inc. must achieve IND approval from the US FDA for initiating multi-centre cardiovascular clinical trials within a period of 3 years after the Date of Grant before those options can be exercised.

The performance conditions are in line with the Company's milestones.

The company has achieved an SOP for the manufacture of cells; therefore Mr Rennie has achieved his milestone in Tranche A above and these options have now vested.

B Details of Remuneration

The aggregate compensation of the key management personnel of the company is set out below:

	30 JUNE 2006	30 JUNE 2005
	$	$
Short-term employee benefits	884,143	418,330
Post-employment benefits	45,757	19,856
Equity-based payments	438,139	65,517
Total	368,039	503,703

Details of the remuneration of each Director of Mesoblast Limited and the key management personnel of the Company are set out in the following tables. As indicated above incentives are dependent upon the attainment of agreed corporate and individual milestones and all incentives related to the year have been expensed in full.

2006	SHORT-TERM EMPLOYEE BENEFITS			POST EMPLOYMENT BENEFITS		EQUITY-BASED PAYMENTS	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	RETIREMENT BENEFITS	OPTIONS	TOTAL
	$	$	$	$	$	$	$
Executive Directors							
Michael Spooner	249,426	125,000	–	22,448	–	198,000	594,874
Silviu Itescu	137,500	–	–	–	–	–	137,500
Sub-total executive Directors	386,926	125,000	–	22,448	–	198,000	732,374
Non executive Directors							
Byron McAllister	40,000	–	–	–	–	21,750	61,750
Donal O'Dwyer	36,697	–	–	3,303	–	21,750	61,750
Total	463,623	125,000	–	25,751	–	241,500	855,874

2005	SHORT-TERM EMPLOYEE BENEFITS			POST EMPLOYMENT BENEFITS		EQUITY-BASED PAYMENTS	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	RETIREMENT BENEFITS	OPTIONS (i)	TOTAL
	$	$	$	$	$	$	$
Executive Director							
Silviu Itescu	124,167	–	–	–	–	–	124,167
Non executive Directors							
Michael Spooner	57,339	–	–	5,161	–	29,000	91,500
Byron McAllister	30,000	–	–	–	–	10,875	40,875
Donal O'Dwyer	27,523	–	–	2,477	–	10,875	40,875
Total	239,029	–	–	7,638	–	50,750	297,417

Other Key Management Personnel

2006	SHORT-TERM EMPLOYEE BENEFITS			POST EMPLOYMENT BENEFITS		EQUITY-BASED PAYMENTS	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	RETIREMENT BENEFITS	OPTIONS	TOTAL
	$	$	$	$	$	$	$
Paul Rennie	150,000	45,520	–	20,006	–	196,639	412,165
Kevin Hollingsworth	100,000	–	–	–	–	–	100,000
Total	250,000	45,520	–	20,006	–	196,639	512,165

2005	SHORT-TERM EMPLOYEE BENEFITS			POST EMPLOYMENT BENEFITS		EQUITY-BASED PAYMENTS	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	RETIREMENT BENEFITS	OPTIONS	TOTAL
	$	$	$	$	$	$	$
Paul Rennie	150,000	65,000	–	12,218	–	14,767	156,286
Kevin Hollingsworth	50,000	–	–	–	–	–	50,000
Total	114,301	65,000	–	12,218	–	14,767	206,286

C Service Agreements

Remuneration and other terms of employment for the Executive Chairman, Chief Scientific Advisor and other key management personnel are formalised in service agreements. These agreements may provide for the provision of performance related cash bonuses and the award of options.

Other major provisions of the agreements relating to remuneration are set out below:

Michael Spooner, Executive Chairman

- Term of Agreement – Commencing 15 August 2005 until 30 June 2006
- Base Salary inclusive of superannuation for the period ended 30 June 2006 of $196,875
- Short Term Incentive of $150,000 based upon successful completion of several critical milestones
- *3 year options*
    - 350,000 65 cent options vested on 31 December 2005
    - 350,000 65 cent options will vested on 30 June 2006
- Chairman Fees $75,000
- Options – 400,000 60 cent options held in escrow until 16 December 2006

The Board of Directors has continued this agreement under the same terms set out above. A new agreement is currently being negotiated, terms of which will be presented at the Annual General Meeting.

Silviu Itescu, Director and Chief Scientific Advisor

- Term of Agreement – Commencing 12 November 2004 for three years
- Base Salary - $125,000 in the first year reviewed independently and annually (but not to be less than $125,000) by the Board of Directors
- Termination – No terms have been agreed
- Bonus – Nil
- Options – Nil

Bryon McAllister, Non Executive Director

- Term of Agreement – Commencing 28 September 2004. Non-executive Directors are appointed by shareholders on the basis that 1/3 of all non-executive Directors retire annually and are eligible for re-election at the company's Annual General Meeting.
- Director Fees - $40,000 in the first year reviewed independently and annually by the Board of Directors
- Termination – No terms have been agreed
- Bonus – Nil
- Options – 150,000 60 cent options held in escrow until 16 December 2006.

Donal O'Dwyer, Non Executive Director

- Term of Agreement – Commencing 28 September 2004. Non-executive Directors are appointed by shareholders on the basis that 1/3 of all non executive Directors retire annually and are eligible for re-election at the company's Annual General Meeting.
- Director Fees - $40,000 in the first year reviewed independently and annually by the Board of Directors
- Termination – No terms have been agreed
- Bonus – Nil
- Options – 150,000 60 cent options held in escrow until 16 December 2006.

Paul Rennie, Chief Operating Officer

- Term of Agreement – Commencing 10 December 2004 and ongoing.
- Base Salary – $185,000 per annum
- Termination – by three months' notice from either side
- Bonus – at the discretion of the Board of Directors.

D Share-Based Compensation

Options

Options are granted under the Mesoblast Limited Employee Share Option Plan. Staff eligible to participate in the plan are those of supervisor level and above (including Directors) who have been continuously employed by the Company for a period of at least one year.

Options are granted under the plan for no consideration.

The valuations of options are independently determined by independent experts using Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

GRANT DATE	EXPIRY DATE	EXERCISE PRICE	VALUE PER OPTION AT GRANT DATE	DATE EXERCISABLE
16 December 2004	16 December 2006	0.60	0.171	16 December 2005
16 December 2004	16 December 2006	0.60	0.229	16 December 2006
16 December 2004	16 December 2006	0.60	0.251	16 December 2007
16 December 2004	16 December 2006	0.60	0.290	16 December 2006
25 August 2005	31 December 2008	0.65	0.1.90	31 December 2005
25 August 2005	30 June 2009	0.65	0.210	30 June 2006
23 February 2006	1 April 2007	0.60	0.920	1 April 2006
23 February 2006	1 April 2007	0.65	0.920	1 April 2006
23 February 2006	1 April 2007	0.65	0.890	30 June 2006
23 February 2006	1 April 2007	0.60	0.970	1 April 2007
23 February 2006	1 April 2007	1.20	0.650	30 June 2007
23 February 2006	1 April 2007	0.60	1,020	1 April 2008
23 February 2006	1 April 2007	1.20	0.750	30 June 2008

Options granted under the plan carry no dividend or voting rights.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the company and/or the Group are important.

Details of the amount paid or payable to the auditor (PKF Chartered Accountants) for audit and non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001* for the following reasons:

- All non-audit services have been review by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor.
- None of the services undermine the general principles relating to auditor independence as set out in Professional Statement F 1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	2006	2005
	$	$
Assurance services		
1 Audit services		
PKF Chartered Accountant Australian firm:		
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**58,650**	26,000
Total remuneration for audit services	**58,650**	26,000
2 Other assurance services		
PKF Chartered Accountant Australian firm:		
Independent accountant's report and due diligence for IPO	**–**	45,000
Total remuneration for other assurance services	**–**	45,000
Total remuneration for assurance services	**58,650**	71,000

Auditor's independence declaration

A copy of the auditor's declaration under Section 307C in relation to the audit for the period ended 30 June 2006 is attached.

Auditor

PKF Chartered Accountants continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Directors.

Mr. Michael Spooner
Executive Chairman

13 September 2006
Melbourne

PKF

Chartered Accountants
& Business Advisors

AUDITOR'S INDEPENDENCE DECLARATION

TO THE DIRECTORS OF MESOBLAST LIMITED

As lead engagement partner for the audit of Mesoblast Limited for the year ended 30 June 2006 I declare that, to the best of my knowledge and belief, there have been:

(i) no contraventions of the independence requirements of the Corporations Act in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

PKF
Chartered Accountants

R A Dean
Partner

13 September 2006
Melbourne

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 11, CGU Tower | 485 La Trobe Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001



Corporate Governance

The Board of Directors of Mesoblast Limited is responsible for the corporate governance of the company. The Board guides and monitors the business and affairs of the company on behalf of the shareholders by whom they are elected and to whom they are accountable. The company is committed to implementing the highest standards of corporate governance.

In setting its standards the company has considered the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations. Whilst the company continues to develop and improve its corporate governance processes and standards, the Board is pleased to advise that Mesoblast's practices are largely consistent with the ASX guidelines.

In accordance with the Council's recommendations, the Corporate Governance Statement that follows contains certain specific information and discloses the extent to which the company has followed the guidelines during the 2006 year. Mesoblast's Corporate Governance Statement is structured with reference to the ASX Corporate Governance Council's principles and recommendations.

Details of all the recommendations can be found on the ASX Corporate Governance Council's website at www.asx.com.au/about/CorporateGovernance.

The Board undertook a comprehensive review of the company's corporate governance policies in 2005. On a continuous basis the Board will adopt a strengthened model that recognises and reflects the ongoing development of the company. Much care will continue to be taken by the Board to ensure that the model is relevant, efficient and cost effective to the company and its shareholders.

PRINCIPLE 1

Foundations for management and oversight

In general, the Board is responsible for, and has authority to determine, all matters relating to the policies, practices, management and operations of the company. Specifically the Board functions include:

- setting the overall Company financial goals
- approving strategies, objectives and plans for the company's businesses to achieve these goals
- ensuring the business risks are identified and approving systems and controls to manage these risks and monitor compliance
- approving the Company's major HR policies and overseeing the development strategies for senior and high performing executives;
- approving financial plans and annual budgets;
- monitoring financial results on an ongoing basis;
- monitoring executive management and business performance in the implementation and achievement of strategic and business objectives;
- approving key management recommendations (such as major capital expenditure, acquisitions, divestments, restructuring and funding);
- ratifying and approving the appointment and removal of executives;
- reporting to shareholders on the Company's strategic direction and performance including constructive engagement in the development, execution and modification of the Company's strategies;
- overseeing the management of occupational health and safety and environmental performance;
- determining that satisfactory arrangements are in place for auditing the Company's financial affairs;
- meeting statutory and regulatory requirements and overseeing the way in which business risks and the assets of the Company are managed.

PRINCIPLE 2

Board Composition

The Company's Board comprises four Directors including an Executive Chairman who was appointed to the position in August 2005 and confirmed at the company's November 2005 Annual General Meeting. The Company's Chief Scientific Advisor is also an executive Director. In addition there are two non-executive directors. The Board has reviewed its present composition and determined that it is currently appropriate for the company's size and state of development. The Board has, however, instituted a program of continual review of this composition and at the appropriate time will seek additional candidates as non-executive Directors.









Structure the Board to add value

Directors are appointed to the Board based on the specific governance skills required by the company and on the independence of their decision making and judgment. The skills, experience and expertise relevant to the position of Director, held by each Director in office at the date of the annual report, is included in the Director's Report. Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

Independent Directors

Directors of Mesoblast are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgment. In the context of Director independence, "materiality" is considered from both the company and individual Director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 2% of the company's gross revenue or expenditure (whichever is the greater). In accordance with the definition of independence above, and the materiality thresholds set by the Board, the following Directors of Mesoblast were considered to be independent:

- Donal O'Dwyer (Deputy Chairman and Chairman of the Audit & Risk Committee)
- Byron McAllister

There are procedures in place, agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the company's expense.

The term in office held by each Director in office at the date of this report is as follows:

Name	Position	Term
Michael Spooner	Executive Chairman	1.5 years
Silviu Itescu	Executive Director	2.0 years
Byron McAllister	Independent Director	1.5 years
Donal O'Dwyer	Independent Director	1.5 years

The skills, experience and expertise relevant to their position for all Directors is contained in the Directors' Report.

The Board has established a nomination committee comprising four Directors as follows:

Name	Position
Michael Spooner	Executive Chairman
Silviu Itescu	Executive member
Byron McAllister	Independent member
Donal O'Dwyer	Independent member

Whilst the committee has been formed, given the size and nature of the company's operations to date the Board has chosen to discuss those matters usually considered by the Nominations Committee at the full Board during its regular meetings.

PRINCIPLE 3

Promote ethical and responsible decision making

As part of its commitment to recognising the legitimate interests of stakeholders, the company has established certain Codes of Conduct to guide all employees, particularly Directors, the CFO and other senior Executives in respect of ethical behavior expected by the company. These Codes of Conduct cover conflicts of interest, confidentiality, fair dealing, protection of assets, compliance with laws and regulations, whistle blowing, security trading and commitments to stakeholders.

SUMMARY OF PROVISIONS – SECURITY TRADING CODE OF CONDUCT

Background

The Board of Directors is committed to there being a free and open market for the company's securities. Accordingly, the Board fully supports the spirit and letter of the law and the listing rules concerning adequate and reasonable disclosure of information relevant to the company and its securities in line with contemporary continuous disclosure requirements.

The Board is also mindful that trading by Directors and other employees of the company at certain times may not be in the best interests of the above commitment. Accordingly, the Board has established and promulgated to all Directors and staff a Security Trading Code of Conduct to guide those officers in their responsibilities in respect of trading in the Company's and other companies' securities.



Trading Restrictions

That the Directors, other employees and contractors may trade in the company's securities at any time subject to approval procedures as follows:

1. A request to trade is emailed or a letter sent to the Company Secretary who circulates this request to the Executive Directors. The Executive Directors have 7 days to respond and approve or deny the request; and
2. At the end of this 7 day period, if there is no objection, then that person or contractor has a trading window of 7 calendar days from the approval date.

EXCEPT where that person or contractor is in possession of price sensitive information.

Reporting of Trading

All trading by officers must be reported to the Board. The Company Secretary maintains a register of such trading within the company's corporate records.

Price Sensitive Information

The company has published for officers' guidance an exhaustive definition and explanation of what may amount to price sensitive information.

Training

Induction Training

All officers of the company are trained in the company's Security Trading Code of Conduct as part of their induction training.

Ongoing Training

All officers are provided with training in the company's Security Trading Code of Conduct annually.

Trading in Other Companies' Securities

The company's Security Trading Code of Conduct is also expressly applied to other companies with which the company may have dealings where an officer may have, or be perceived to have, price sensitive information.

PRINCIPLE 4

Safeguard integrity in financial reporting

Audit and Risk Committee

The Board has established an Audit and Risk Committee, which operates under a formal charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated the responsibility to establish and maintain the framework of internal control and ethical standards for the management of the company to the Audit and Risk Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

As at the 30 June 2006, the Audit and Risk Committee comprised three members, the majority of whom are independent Directors and the Chair of the Committee is not the Chair of the Board. The members of the Audit and Risk Committee during the year and their qualifications can be found in the Directors' Report. Details of the number of meetings of the Audit and Risk Committee held during the year and the attendees at those meetings can also be found in the Directors' Report.

The Company has processes in place designed to ensure the truthful and factual presentation of the Company's financial position, and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards. In accordance with the Board's policy, the CEO and the CFO made the attestations recommended by the ASX Corporate Governance Council Best Practice Recommendation 4.1 as to the Company's financial condition and its operating results prior to the Board signing this annual report.

In line with best practice the Audit & Risk Committee is charged with the selection, independence and rotation of the external auditor.

PRINCIPLE 5

Make timely and balanced disclosure

The Board has established a policy governing continuous disclosure and has designated the Company Secretary as the person responsible for overseeing and coordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with the ASX Listing Rules, the Company immediately notifies the ASX of information:

1. Concerning the company that a reasonable person would expect to have a material effect on the price or value of the company's securities; and
2. That would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the company's securities.

Upon confirmation of receipt from the ASX, the Company posts all information disclosed in accordance with this policy on the Company's website in an area accessible by the public.

To ensure that all information of this nature is brought to the attention of the Board the Company has developed a training program for all staff.

PRINCIPLE 6

Respect the rights of shareholders

The Company respects the rights of its shareholders and to facilitate the effective exercise of those rights the company is committed to:

1. Communicating effectively with shareholders though releases to the market via the ASX, the company's website, information mailed and emailed to shareholders and the general meetings of the company
2. Giving shareholders ready access to balanced and understandable information about the company and corporate proposals
3. Making it easy for shareholders to participate in general meetings of the company

Requesting the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

The Company also makes available a telephone number and e-mail address for shareholders to make enquiries of the Company.

PRINCIPLE 7

Recognise and manage risk

As mentioned above the Board has established an Audit and Risk Committee ("the Committee") to inter alia, review and monitor management's risk management and internal compliance and control systems.



On a continuous basis the Board has charged the Committee with responsibility that:

- clearly describe the respective roles of the Board, the Committee and the Management function; and
- prescribe the necessary elements of an effective risk management system, namely, oversight, risk profile, risk management, compliance and control, and assessment of system effectiveness.

The executive officers and the Chief Financial Officer in providing written certifications in accordance with the requirements of Section 295A (2) of the Corporations Act have also certified in writing to the Board that such certification is founded on a sound system of risk management and internal compliance and control, which implement the policies adopted by the Board and the Company's risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.

PRINCIPLE 8

Encourage enhanced performance

The performance of the Board, Committees, individual Directors and key executives is to be reviewed regularly against both measurable and qualitative indicators.

Performance appraisals are undertaken annually. The performance criteria against the Board, key executives and committees will be assessed and aligned with key corporate governance needs as well as financial and non-financial objectives.

PRINCIPLE 9

Remunerate fairly and responsibly

The Board is responsible for determining and reviewing compensation arrangements for the Directors themselves, the Executive Chairman, the Chief Scientific Adviser and the executive team. The Board has established a Performance and Remuneration Committee which currently comprises all Board members. The Board believes that this is the appropriate composition of this committee given the Company's current state of development.

Executives are given limited salary packaging options for their base salary including superannuation. It is intended that the manner of payment is optimal for the recipient without increasing the cost to the company. Executive performance and remuneration includes an "at-risk" component, the payment of which is dependent upon individual and team performance relative to specific targets. Long-term incentive arrangements have been provided by participation in share option plans to ensure key employees maintain a long-term interest in the growth and value of the company.

During the first period following listing of the company on the ASX, it was also standard practice to align the interests of the Directors with the long-term goals of the company by granting options to non-executive Directors. There is no scheme to provide retirement benefits other than statutory superannuation.

In relation to the payment of bonuses, options and other incentive payments to Executives and other staff, discretion is exercised by the Board having regard to individual, team and company performance relative to specific targets during the period.

The expected outcomes of remuneration structure are to retain and motivate Directors and key executives, attract quality management and provide performance incentives which align performance and company success in a manner that is market competitive, consistent with best practice and in the interests of shareholders. Details of the nature and amount of each element of remuneration, including both monetary and non-monetary components, for each Director and the (non-director) Officers paid during the year can be found in the Directors' Report.

PRINCIPLE 10

Recognise the legitimate interests of stakeholders

The Board has recognised the legitimate interest of wider stakeholders in the company and has, in its Code of Conduct, made specific commitments to these respective stakeholders.





Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

CONTENTS

Income Statement

FOR THE YEAR ENDED 30 JUNE 2006

	Note	30 June 2006 $	30 June 2005 $
Revenues from continuing operations	2a	2,821,758	502,885
Expenses from continuing operations			
Research and development		(5,358,277)	(491,774)
Management and administration		(2,177,053)	(676,321)
Employee benefits expense		(1,570,514)	(321,333)
Interest costs		(110,092)	(107,117)
Share of losses of equity accounted associates		(1,904,409)	(376,709)
Total expenses from continuing operations	2b	(11,120,345)	(1,973,254)
Profit/(loss) before income tax expense		(8,298,587)	(1,470,369)
Income tax (expense)/benefit	3	–	–
Loss after related income tax expense from continuing operations		**(8,298,587)**	**(1,470,369)**
Loss attributable to members of the company		**(8,298,587)**	**(1,470,369)**
Earnings per share			
Basic earnings per share – from continuing operations	5	(8.87c)	(2.06c)
Basic diluted earnings per share – from continuing operations	5	(8.87c)	(2.06c)

The accompanying notes form part of these financial statements.

Statement of Changes in Equity

FOR THE YEAR ENDED 30 JUNE 2006

	Note	Issued Capital $	Share Option Reserve $	Accumulated Losses $	Total $
Opening balance		–	–	–	–
Issued capital	12	20,667,608	–	–	20,667,608
Loss for the year		–	–	(1,470,369)	(1,470,369)
Cost of share based payment		–	65,517	–	65,517
At 30 June 2005		**20,667,608**	**65,517**	**(1,470,369)**	**19,262,756**
As of 1 July 2005		20,667,608	65,517	(1,470,369)	19,262,756
Loss for the year		–	–	(8,298,587)	(8,298,587)
Cost of share based payment		–	1,000,876	–	1,000,876
At 30 June 2006		**20,667,608**	**1,066,393**	**(9,768,956)**	**11,965,045**

The accompanying notes form part of these financial statements

Balance Sheet

AS AT 30 JUNE 2006

	Note	30 June 2006 $	30 June 2005 $
Current assets			
Cash and cash equivalents	6	7,854,843	15,093,834
Trade and other receivables	7	184,470	232,275
Total current assets		8,039,313	15,326,109
Non-current assets			
Property, plant and equipment	8	37,905	28,238
Investment in Angioblast Systems Inc. (accounted for using equity method)	9	7,501,673	5,406,082
Intangible assets	10	805,624	705,395
Total non-current assets		8,345,202	6,139,715
Total assets		16,384,515	21,465,824
Current liabilities			
Trade and other payables		4,419,470	313,160
Deferred purchase consideration		–	1,889,908
Total current liabilities	11	4,419,470	2,203,068
Total liabilities		4,419,470	2,203,068
Net assets		**11,965,045**	**19,262,756**
Equity			
Issued capital	12	20,667,608	20,667,608
Reserves		1,066,393	65,517
Accumulated losses		(9,768,956)	(1,470,369)
Total equity		**11,965,045**	**19,262,756**

The accompanying notes form part of these financial statements.

Cash Flow Statement

FOR THE YEAR ENDED 30 JUNE 2006

	Note	30 June 2006 $	30 June 2005 $
Cash flows from operating activities			
Payments to suppliers and employees		(5,985,926)	(1,107,697)
Government grants and other income received		1,898,938	–
R&D tax refund		345,638	–
Interest received		557,487	502,885
Net cash used in operating activities	13(b)	(3,183,863)	(604,812)
Cash flows from investing activities			
Investment in fixed assets		(18,920)	(31,734)
Investment in patents and licenses		(134,560)	(720,879)
Investment in equity accounted associate		(4,000,000)	(4,000,000)
Loan to other associate company		98,352	(186,239)
Others		–	(30,110)
Net cash used in investing activities		(4,055,128)	(4,968,962)
Cash flows from financing activities			
Net proceeds from issue of shares		–	22,662,400
Cost of IPO		–	(1,994,792)
Net cash provided by financing activities		–	20,667,608
Net increase in cash and cash equivalents		(7,238,991)	15,093,834
Cash and cash equivalent at beginning of year		15,093,834	–
Cash and cash equivalent at end of year	13(a)	**7,854,843**	**15,093,834**

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

INTRODUCTION

The financial report covers Mesoblast Limited ('Mesoblast') a company limited by shares whose shares are publicly traded on the Australian Stock Exchange. Mesoblast is incorporated and domiciled in Australia and its registered office is Level 2/517 Flinders Lane, Melbourne and its principal place of business is Level 39, 55 Collins St, Melbourne, Australia.

The principal activity of the economic entity during the financial year was associated with the commercialisation of unique intellectual property associated with the isolation, culture and scale-up of adult stem cells referred to as Mesenchymal Precursor Cells. The financial statements are presented in Australian dollars.

The financial report was authorised for issue by the Board of Directors of Mesoblast on the date shown on the Declaration by the Board of Directors attached to the Financial Statements.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of these financial statements are:

(a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issue Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('AIFRS').

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

The accounting policies have been consistently applied and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report are detailed in Note 22 below. Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the company's equity and its net income are given in Note 22.

(c) Significant judgements and key assumptions

No significant judgements have been made in applying accounting policies that have a significant effect on the amounts recognised in the financial statements.

No key assumptions have been made concerning the future and there are no other key sources of estimation uncertainty at the balance date that the Directors consider have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(d) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grant related expenses are recognised in the income statement over the period necessary to match them on a systematic basis with the costs that they are intended to compensate.

Government grant relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

(e) Property, plant and equipment

The purchase method of accounting is used for all acquisitions of assets. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the straight line method. The expected useful life for plant and equipment is 5 years. Profits and losses on disposal of plant and equipment are taken into account in determining the profit for the year.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

Impairment losses are recognised in the income statement.

(f) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an insignificant risk of change in value. For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(g) Trade and other receivables

Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Debts which are known to be uncollectible are written off. All trade receivables and other receivables are recognised at the amounts receivable, as they are due for settlement within 60 days.

(h) Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its future recoverability can reasonably be regarded as assured, in which case it is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

The carrying value of development cost is reviewed for impairment annually when the asset is not yet in use or when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

(i) Trade and other payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Liabilities for payables and other amounts are carried at cost which approximates fair value of the consideration to be paid in the future for goods and services received, whether or not billed. The amounts are unsecured and are usually paid within 30 days of recognition.

(j) Income taxes

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

(k) Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(l) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet.

Cash flows are included in the Cash Flows Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

(m) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill, intangible assets with indefinite useful lives and intangibles assets not yet available for use are tested for impairment annually and wherever there is an indication that the assets may be impaired. An impairment of goodwill is not subsequently reversed.

(n) Translation of foreign currency transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at balance date.

Exchange differences relating to monetary assets and liabilities denominated in foreign currencies are brought to account as exchange gains or losses in the Income Statement in the financial year in which the exchange rates change except for qualifying assets and hedge transactions.

(o) Intangible assets

Patents and licences

This comprises of Orthopaedic Licence, Intellectual Properties and Registered Patents and is recorded at cost. The carrying value of these licences are amortised, using straight-line method, over a useful life of 25 years, being the estimated period of time during which benefits will be derived from their use in operations.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

(p) Investment in associate

The financial statements of the associate are used by the Company to apply the equity method. The reporting dates of the associate and the Company are identical and both use consistent account policies.

The investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate, less any impairment in value. The income statementreflects the Company's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Company recognised its share of any change and disclosed this, when applicable, in the statement of changes in equity.

The carrying amount of investment in associate is assessed annually whether there is any indication that asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

(q) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(r) Changes in accounting policies

The consolidated entity changed its accounting policies on 1 July 2005 to comply with AIFRS. The transition to AIFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to AIFRS has affected the company's and consolidated entity's balance sheet, income statement and cash flows is discussed in note 22.

(s) Comparative figures

Comparatives have been reclassified so as to be consistent with the figures presented in the current year. Australian equivalents to International Financial Reporting Standards have been applied to all current and comparative figures consistently.

Comparative figures being for the period to 30 June 2005 were for the 6.5 months subsequent to the company's public listing on 16 December 2004.

(t) New and revised Accounting Standards and Interpretations

Mesoblast Limited has adopted all of the new and revised Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2005.

The Directors have given due consideration to new and revised standards and interpretations issued by the AASB that are not yet effective and do not believe they will have any material financial impact on the financial statements of the Company.

	30 June 2006 $	30 June 2005 $
NOTE 2: REVENUE AND EXPENSES FROM CONTINUING OPERATIONS		
(a) Revenue		
Commercial Ready Government Grant received	1,854,048	–
Interest received – bank deposits	557,487	502,885
R&D tax offset	345,638	–
Other income	27,712	–
Foreign exchange gain on US dollar deposit	36,873	–
Total revenue from continuing operations	**2,821,758**	**502,885**
(b) Expenses		
Employee benefit expenses		
Salary and employee benefit expenses	930,767	232,416
Defined contribution superannuation expenses	68,654	23,400
Expenses of share based payments	571,093	65,517
Total employee benefit expenses	**1,570,514**	**321,333**
Depreciation and amortisation of non-current assets:		
Plant and equipment	9,253	3,496
License and registered patents	34,331	15,484
Total depreciation and amortisation	**43,584**	**18,980**

NOTE 3: INCOME TAX EXPENSE

	30 June 2006 $	30 June 2005 $
The prima facie tax on loss from ordinary activities after tax is reconciled to the income tax as follows:		
Prima facie tax benefit on operating loss from ordinary activities before income tax at 30%	(2,489,576)	(455,142)
Add: Non-deductible equity accounting loss	871,586	146,699
	1,617,990	308,443
Future income tax benefit not booked	1,617,990	308,443
Income tax expense attributable to profit from ordinary activities before income tax	–	–

Potential deferred tax asset of $1,926,433 calculated at 30% for the company attributable to tax losses carried forward have not been brought to account at 30 June 2006 because the Directors do not believe it is appropriate to regard realisation of these future income tax benefits as virtually certain.

These benefits will only be obtained if:

(i) the entities derive future assessable income of a nature and of an amount sufficient to enable the benefits from the deduction for losses to be realised;

(ii) the entities continue to comply with the conditions for deductibility imposed by the law; and no changes in tax legislation adversely affect the entities in realising the relevant benefits from deduction for the losses; and

(iii) no changes in tax legislation adversely affect the entities in realising the relevant benefits from deduction for the losses.

	30 June 2006 $	30 June 2005 $

NOTE 4: REMUNERATION OF AUDITORS

	30 June 2006 $	30 June 2005 $
(a) Assurance services		
Audit services		
PKF Australian Firm:		
– Audit and review of financial reports and other audit work under the *Corporations Act 2001*	58,650	26,000
(b) Advisory services		
PKF Australian Firm:		
– Advise on capital raising	–	45,000
	58,650	**71,000**

NOTE 5: EARNINGS PER SHARE

	30 June 2006 $	30 June 2005 $
Net loss used in calculating basic earnings per share:	8,298,587	1,470,369
Net loss used in calculating diluted earnings per share:	8,298,587	1,470,369

	Number of shares	Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	93,510,000	71,540,548
Dilutive potential ordinary shares	–	–
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	93,510,000	71,540,548

Note: As at 30 June 2006 the company had issued options over unissued capital, refer to note 12b. As the exercise of these options would decrease basic loss per share, these options are not considered dilutive.

As discussed in Note 20, since balance date 13,882,800 ordinary shares have been issued.

	30 June 2006 $	30 June 2005 $
NOTE 6: CASH AND CASH EQUIVALENTS		
Cash at bank	188,513	131,741
Deposit at call	3,853,560	14,962,093
Term deposit	3,812,770	–
Total	**7,854,843**	**15,093,834**

	30 June 2006 $	30 June 2005 $
NOTE 7: TRADE AND OTHER RECEIVABLES		
Current		
Loan to Angioblast	87,887	186,239
Other debtors	–	14,321
Prepayment	96,583	31,715
Total	**184,470**	**232,275**

	30 June 2006 $	30 June 2005 $
NOTE 8: PROPERTY, PLANT AND EQUIPMENT		
Plant and equipment		
At cost	50,654	31,734
Accumulated depreciation	(12,749)	(3,496)
Net plant and equipment	**37,905**	**28,238**
Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year		
Balance at the beginning of year	28,238	–
Additions	18,920	31,734
Depreciation expense	(9,253)	(3,496)
Carrying amount at the end of year	**37,905**	**28,238**

NOTE 9: INVESTMENT IN ASSOCIATES

(a) Carrying amounts

Information relating to associates is set out below:

Name of Entity	Country of Incorporation	Principal Activity	Ownership Interest 30 June 2006	Ownership Interest 30 June 2005	Carrying Amount 30 June 2006 $	Carrying Amount 30 June 2005 $
Angioblast Systems Inc	USA	Stem cell research	33.3%	33.3%	7,501,673	5,406,082

(b) Movement in carrying amounts

	2006	2005
Carrying at the beginning of the financial year	5,406,082	–
Additional investment	4,000,000	5,782,791
Share of loss	(1,904,409)	(376,709)
Carrying amount at the end of the financial year	**7,501,673**	**5,406,082**

The following information has been extracted from Angioblast's audited report:

Summarised financial information of associates:

	2006	2005
Current assets	1,250,905	2,690,067
Non-current assets	319,695	207,075
	1,570,600	2,897,142
Current liabilities	(691,805)	(234,142)
Non-current liabilities	(47,921)	(106,241)
	(739,726)	(340,383)
Net assets	**830,874**	**2,546,759**
Revenue	69,766	30,046
Expenses	5,782,992	1,160,173
Net loss	**(5,713,226)**	**(1,130,127)**
Share of associates' loss		
Share of loss before income tax (= 33.3% share of loss)	(1,901,771)	(376,709)
Income tax expense	(2,638)	–
Share of associate's loss	**(1,904,409)**	**(376,709)**

The Directors have made an assessment of the value of this investment in the accounts, reviewing the results to date against the original milestones and work plans and having considered current market conditions are comfortable to continue to carry it at equity accounted cost. It should be noted that this value is totally dependent on its research and development and subsequent commercialisation. The Directors are of the view that the investment in Angioblast Systems Inc. is not impaired at balance date.

The contingent liabilities of the associate are disclosed in Note 14 (c).

	30 June 2006 $	30 June 2005 $
NOTE 10: INTANGIBLE ASSETS		
Intellectual property establishment and licenses at cost	855,439	720,879
Less: Accumulated amortisation	(49,815)	(15,484)
	805,624	**705,395**
NOTE 11: TRADE AND OTHER PAYABLES		
Current		
Trade creditors	2,240,470	206,160
Accruals and other creditors	2,179,000	107,000
	4,419,470	313,160
Deferred purchase consideration in Angioblast	–	1,889,908
	4,419,470	**2,203,068**

NOTE 12: CONTRIBUTED EQUITY

(a) Movements in contributed equity during the year were as follows:

Issued shares	30 June 2006 No. of shares	30 June 2006 $	30 June 2005 No. of shares	30 June 2005 $
At the beginning of the reporting period	93,510,000	20,667,608	–	–
44,000,000 ordinary shares issued on incorporation at 0.01 cent per share	–	–	44,000,000	4,400
2,790,000 ordinary shares at 20 cents per share for acquisition of Orthopaedic Licence	–	–	2,790,000	558,000
4,720,000 fully paid preference shares which converted to ordinary shares on completion of ASX listing issued at 23.3 cents per share	–	–	4,720,000	1,100,000
42,000,000 fully paid ordinary shares to the public at 50 cents per shares	–	–	42,000,000	21,000,000
Transaction costs arising on issue of shares	–	–		(1,994,792)
At end of the reporting period	**93,510,000**	**20,667,608**	**93,510,000**	**20,667,608**

Effective from 1 July 1998, the Corporations legislation in place abolished the concept of authorised capital and par value. Accordingly the company does not have authorised capital nor par value in respect of its issued shares.

NOTE 12: CONTRIBUTED EQUITY continued

(b) Share options over ordinary shares

	30 June 2006 No.	30 June 2005 No.
Balance at beginning of the year	5,660,000	–
Granted during the year	2,140,000	5,660,000
Exercised during the year	–	–
Lapsed during the year	–	–
Balance at end of the year	**7,800,000**	**5,660,000**

Option – Series	Number	Vesting date	Expiry date	Exercise price $
Granted 16 December 2004	80,000	16/12/2005	16/12/2006	0.60
Granted 16 December 2004	80,000	16/12/2006	16/12/2007	0.60
Granted 26 October 2004	400,000	16/12/2007	30/12/2007	0.55
Granted 16 December 2004	780,000	16/12/2006	16/12/2008	0.60
Granted 29 September 2004	4,320,000	29/09/2005	29/06/2009	0.55
Granted 25 August 2005	350,000	31/12/2005	31/12/2008	0.65
Granted 25 August 2005	350,000	30/06/2006	30/06/2009	0.65
Granted 23 February 2006	10,000	01/04/2006	01/04/2007	0.60
Granted 23 February 2006	10,000	01/04/2007	01/04/2008	0.60
Granted 23 February 2006	10,000	01/04/2008	01/04/2009	0.60
Granted 23 February 2006	60,000	01/04/2006	01/04/2007	0.65
Granted 23 February 2006	150,000	30/06/2005	01/04/2007	0.65
Granted 23 February 2006	200,000	30/06/2006	30/06/2007	0.65
Granted 23 February 2006	150,000	23/02/2006	23/02/2009	0.70
Granted 23 February 2006	150,000	14/02/2007	14/02/2010	0.70
Granted 23 February 2006	150,000	30/06/2007	01/04/2008	1.20
Granted 23 February 2006	200,000	30/06/2007	30/06/2008	1.20
Granted 23 February 2006	150,000	30/06/2008	01/04/2009	1.20
Granted 23 February 2006	200,000	30/06/2008	30/06/2009	1.20
	7,800,000			

Ordinary shares participate in dividends and the proceeds on winding up of the company in equal proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	30 June 2006 $	30 June 2005 $
NOTE 13: CASH FLOW INFORMATION		
(a) Reconciliation of cash		
Cash at bank	188,513	131,741
Deposit at call	3,853,560	14,962,093
Term deposits	3,812,770	–
	7,854,843	**15,093,834**
(b) Reconciliation of cash flow used in operations with loss after income tax		
Loss from ordinary activities	(8,298,587)	(1,470,369)
Add back – non cash movements:		
Depreciation and amortisation	43,584	18,980
Non cash interest	110,092	107,117
Equity settled share based payment	1,000,876	65,517
Equity accounted losses – Angioblast	1,904,409	376,709
Increase in provisions	72,000	–
(Increase)/decrease in trade and other receivables	(50,547)	–
Increase/(decrease) in trade creditors and accruals	2,034,310	297,234
Cash flows used in operations	**(3,183,863)**	**(604,812)**

NOTE 14: COMMITMENTS AND CONTINGENCIES

(a) Contingent liabilities

Mesoblast will be required to make a milestone payment to Medvet of US$250,000 on completion of Phase III (human) clinical trials and US$350,000 on FDA marketing approval.

Mesoblast will pay Medvet a commercial arm's length royalty based on net sales by Mesoblast of licensed products each quarter.

(b) Capital expenditure commitments

There was no capital expenditure contracted for at balance date but not provided for in the accounts.

(c) Contingent liabilities of Angioblast in relation to Medvet.

The contingent liabilities described below represent 100 per cent of the contingent obligations of Angioblast. By way of its equity interest, Mesoblast has a 33.3 percent interest in these contingent liabilities. Mesoblast is not liable for these contingent liabilities.

Angioblast has agreed to pay consideration for certain intellectual property assets assigned to it by Medvet on the basis of future milestones being reached. These milestones will not be reached as part of the current development program which envisages funding through to IND approvals. They represent payments on successful completion of subsequent clinical milestones. If all milestones were to be reached these payments total US$2,150,000. In addition royalties at 2.5% of net sales with stipulated minimum annual royalties scaling up from US$100,000 to US$500,000 over 5 years exist.

NOTE 15: RELATED PARTY TRANSACTIONS

Accounts receivable from Angioblast Systems Inc. is disclosed in Note 7. Transactions that occurred during the financial year between Mesoblast and Angioblast are at arms length and settled on a monthly basis.

Hollingsworth & Co Pty Ltd being a company owned by Mr Kevin Hollingsworth is contracted to provide accounting services to Mesoblast Limited. The fees for this service were $41,250 for the year ended 30 June 2006.

There are no other related party between the disclosing entity, and any of the specified Directors and specified executives.

Directors and other key management personnel: options and shareholdings

Options

	Balance 1.7.05	Granted as remun-eration	Options exercised	Balance 30.6.06	Total vested 30.6.06	Total exercisable	Total unexer-cisable
Directors							
Silviu Itescu	–	–	–	–	–	–	–
Byron McAllister	150,000	–	–	150,000	–	–	150,000
Donal O'Dwyer	150,000	–	–	150,000	–	–	150,000
Michael Spooner	400,000	700,000	–	1,100,000	700,000	700,000	400,000
Other key management personnel							
Paul Rennie	240,000	450,000	–	690,000	80,000	80,000	610,000
Kevin Hollingsworth	–	–	–	–	–	–	–
Total	**940,000**	**1,150,000**	**–**	**2,090,000**	**780,000**	**780,000**	**1,310,000**

Shareholdings

Number of Shares held by Directors and other key management personnel or their related parties

	Balance 1.7.05	Received as remuneration	Options exercised	Net change other	Balance 30.6.06
Directors					
Silviu Itescu	43,120,000	–	–	–	43,120,000
Byron McAllister	–	–	–	–	–
Donal O'Dwyer	–	–	–	–	–
Michael Spooner	200,000	–	–	–	200,000
Other key management personnel					
Paul Rennie	–	–	–	–	–
Kevin Hollingsworth	–	–	–	–	–
Total	**43,320,000**	**–**	**–**	**–**	**43,320,000**

NOTE 16: FINANCIAL INSTRUMENTS

Credit risk exposures

The credit risk on financial assets excluding investments, of the company, which has been recognised in the balance sheet, is the carrying amount, net of the provision for doubtful debts.

Interest rate risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and liabilities, is as follows:

	Weighted average Interest rate %	Floating interest $	Fixed Interest $	Non Interest bearing $	Total $
2006					
Financial assets					
Cash assets	4.50	3,853,560	3,812,770	188,513	7,854,843
Receivables		–	–	87,887	87,887
Equity accounted investment		–	–	7,501,673	7,501,673
		3,853,560	**3,812,770**	**7,778,073**	**15,444,403**
Interest rate risk					
Financial liabilities					
Payables		–	–	2,419,470	2,419,470
		–	–	**2,419,470**	**4,419,470**
2005					
Financial assets					
Cash assets	5.15	14,962,093	–	131,741	15,093,834
Receivables		–	–	200,560	200,560
Equity accounted investment		–	–	5,293,793	5,293,793
		14,962,093	–	**5,626,094**	**20,588,187**
Interest rate risk					
Financial liabilities					
Payables		–	–	313,160	313,160
Deferred purchase consideration	9.40	–	1,889,908	–	1,889,908
		–	**1,889,908**	**313,160**	**2,203,068**

All current balances mature within one year, all non-current balances mature in between one and five years.

Net fair values

Net fair values of financial assets and liabilities approximate to their carrying value.

NOTE 17: PENDING LITIGATION

The company has no pending litigation as at the end of the financial year.

NOTE 18: SEGMENT INFORMATION

(a) Description of segments

Total

The company operates in two business segments, being commercialisation and investment in research and development companies.

Geographical segments

The company predominantly operates in one geographical area, being Australia.

(b) Primary reporting format – business segments

	Research & development	Investment	Corporate	Total
2006				
Revenue from continuing operations	2,227,397	–	594,361	2,821,758
Result				
Segment result	(4,162,511)	–	(2,231,666)	(6,394,177)
Equity accounted losses – Angioblast	–	(1,904,409)	–	(1,904,409)
Net profit/(loss) after income tax expense	**(4,162,511)**	**(1,904,409)**	**(2,231,666)**	**(8,298,586)**
Segment assets	805,624	7,501,673	8,077,218	16,384,515
Segment liabilities	–	–	4,419,470	4,419,470
Acquisition of property, plant and equipment and intangible assets	127,803	2,207,880	9,667	2,345,350
Carrying value of investments accounted for using the equity method	–	7,501,673	–	7,501,673
Depreciation	–	–	9,253	9,253
Non-cash expenses other than depreciation	34,331	–	–	34,331
2005				
Revenue from continuing operations	–	–	502,885	502,885
Result				
Segment result	(755,590)	(112,289)	(225,781)	(1,093,660)
Equity accounted losses – Angioblast	–	(376,709)	–	(376,709)
Net profit/(loss) after income tax expense	**(755,590)**	**(488,998)**	**(225,781)**	**(1,470,369)**
Segment assets	705,395	5,293,793	15,354,347	21,353,535
Segment liabilities	–	–	2,203,068	2,203,068
Acquisition of property, plant and equipment and intangible assets	720,879	–	31,734	752,613
Carrying value of investments accounted for using the equity method	–	5,293,793	–	5,293,793
Depreciation	–	–	3,496	3,496
Non-cash expenses other than depreciation	15,484	–	–	15,484

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and accounting standard AASB 114 Segment Reporting.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.

NOTE 19: EMPLOYEE EQUITY-BASED BENEFIT ARRANGEMENTS

The Company has adopted an Executive Share Option Plan to foster an ownership culture within the Company and to motivate senior management and Directors to achieve performance targets of the Company and/or their respective business units. Selected senior management of the Company and the Directors are eligible to participate in the Plan at the absolute discretion of the Company's Board of Directors. Except as outlined in remuneration report no options or shares will be issued under this Plan to any Directors without the prior approval of the Mesoblast shareholders.

The aggregate number of shares which may be issued pursuant to the Plan and all other share purchase plans shall not at any time exceed 5% of the total number of issued shares of the Company.

The exercise period in relation to an option means the period in which the option may be exercised and is specified by the Board.

The options are granted under the plan for no consideration.

The exercise price is the greater of $0.20 and in relation to an option granted on or before the date of the official quotation of the Company's shares, an amount per share that is 20% higher than the offer price of $0.50, and in relation to an option granted after the official quotation of the company's shares, the volume weighted market price of a share sold on the ASX on the 5 trading days immediately before the date a participant was invited to complete an application form relating to the option, or any other amount that is specified by the Board subject to any adjustment.

The fair value of the options has been calculated using the Black-Scholes option pricing model.

The model inputs for the valuation of 25 August 2005 included:

(a) options are granted for no consideration, have a three year life, with 50% vesting on 31 December 2005 (Tranche 1) and 50% vesting on 30 June 2006 (Tranche 2)
(b) Exercise price: $0.65
(c) Grant date: 25 August 2005
(d) Expiry date: Tranche 1 is 31 December 2008 and Tranche 2 is 30 June 2009
(e) Share price at grant date: $0.505
(f) Expected price volatility of the company's shares: 56.57%
(g) Expected yield dividend: 0%
(h) Risk-free interest rate: 5.085%

The model inputs for the valuation of 23 February 2006 included:

(i) options are granted for no consideration, have a one to four year life with vesting dates from 23 February 2006 to 30 June 2008
(j) Exercise price: range from $0.60 to $1.20
(k) Grant date: 23 February 2006
(l) Expiry date: range from 30 June 2007 to 14 February 2010
(m) Share price at grant date: $1.48
(n) Expected price volatility of the company's shares: 55 %
(o) Expected yield dividend: 0%
(p) Risk-free interest rate: 5.18%

The closing share market price of an ordinary share of Mesoblast Limited on the Australian Stock Exchange at 30 June 2006 was $1.525

NOTE 19: EMPLOYEE EQUITY-BASED BENEFIT ARRANGEMENTS continued

Grant date	Expiry date	Exercise price	Balance at the start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at the end of the year Number	Exercisable at the end of the year Number
16/12/2004	16/12/2006	0.60	80,000	–	–	–	80,000	80,000
16/12/2004	16/12/2007	0.60	80,000	–	–	–	80,000	
16/12/2004	16/12/2008	0.60	780,000	–	–	–	780,000	
25/08/2005	31/12/2008	0.85	–	350,000	–	–	350,000	350,000
25/08/2005	30/06/2009	0.85	–	350,000	–	–	350,000	
23/02/2006	01/04/2007	0.65	–	210,000	–	–	210,000	210,000
23/02/2006	01/04/2007	0.60	–	10,000	–	–	10,000	10,000
23/02/2006	01/04/2008	0.60	–	10,000	–	–	10,000	–
23/02/2006	01/04/2008	1.20	–	150,000	–	–	150,000	–
23/02/2006	01/04/2009	0.60	–	10,000	–	–	10,000	–
23/02/2006	01/04/2009	1.20	–	150,000	–	–	150,000	–
			940,000	**1,240,000**	**–**	**–**	**2,180,000**	**650,000**
Weighted average exercise price			$0.6000	$0.7819			$0.7034	$0.8431

NOTE 20: EVENTS AFTER BALANCE SHEET DATE

The primary goal of the company at this time of its public listing in December 2004 was to file at least one Investigational New Drug Application with the US Food and Drug Administration. This goal is set to be achieved in the 4th quarter 2006 some six or more months ahead of schedule. Subject to FDA clearance, the company will commence two Phase II Clinical Trials following our IND submissions in the 4th quarter of 2006. The company initiated a capital raising subsequent to balance date to fund the next stage of development beyond the company's current focus.

On 20 July 2006 the company announced that it had raised $15 million by way of a Placement of 12 million shares to institutional and sophisticated investors at $1.25 per share. In addition, the company undertook a Share Purchase Plan (SPP) to enable our shareholders to acquire shares in the company for an amount up to $5,000 per shareholder at the same price offered under the Placement. An amount of $2.2 million was raised under the SPP bringing the total capital raised to $17.2 million.

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2006

NOTE 21: SHARE-BASED PAYMENTS

(a) Consultants' Options

During the year the Employee Option Plan has extended to some of the key research consultants. A description of the plan under which these options are granted in included in Note 19.

Set out below are summaries of options granted to consultants under the plan:

Grant date	Expiry date	Exercise price	Balance at the start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at the end of the year Number	Exercisable at the end of the year Number
23/02/2006	30/06/2007	0.65	–	200,000	–	–	200,000	200,000
23/02/2006	30/06/2008	1.20	–	200,000	–	–	200,000	–
23/02/2006	23/02/2009	0.70	–	150,000	–	–	150,000	150,000
23/02/2006	30/06/2009	1.20	–	200,000	–	–	200,000	
23/02/2006	14/02/2010	0.70	–	150,000	–	–	150,000	–
			–	**900,000**	**–**	**–**	**900,000**	**350,000**
Weighted average exercise price				$0.9111			$0.9111	$0.6714

(b) Options granted under share purchase plan pre IPO

At the time of the IPO the Company provided initial seed investors who subscribed for 4,720,000 fully paid preference shares, 4,320,000 options to acquire 4,320,000 ordinary shares at an exercise price of $0.55, which option if not exercised will lapse.

Lodge Partners Pty Limited (or nominee), as underwriter to the Offer received in aggregate 400,000 options to acquire 400,000 ordinary shares on the terms set out in 9.5(a) of the prospectus.

Set out below are options granted under the plan:

	Vested Number	Granted Number	Grant date	Value per option at grant date $	Exercise price $	First exercise date	Last exercise date
Initial seed investors	4,320,000	4,320,000	29/09/04	0.29	0.55	29/09/05	29/09/09
Underwriter	400,000	400,000	26/10/04	0.29	0.55	16/12/04	30/12/07

Options granted carry no dividend or voting rights.

NOTE 22: IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

The Company has changed its accounting policies on 1 July 2005 to comply with Australian Accounting Standards (AGAAP) to Australian equivalent of International Financial Reporting Standards (AIFRS). The transition to AIFRS is accounted for in accordance with Accounting Standard AASB 1 'First time Adoption of Australian Equivalents to International Financial Reporting Standard' with 1 July 2004 as the date of transition.

Set out below are the effect of adopting AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on the result for the period ended 30 June 2005.

Reconciliation of equity at 30 June 2005	Note	Current GAAP	Effect of transition to AIFRS	AIFRS
Assets				
Current assets				
Cash and cash equivalents		15,093,834	–	15,093,834
Trade and other receivables		186,239	–	186,239
Other financial assets		46,036	–	46,036
Total current assets		**15,326,109**	**–**	**15,326,109**
Non-current assets				
Equity accounted investments	3	5,293,793	112,289	5,406,082
Property, plant and equipment		28,238	–	28,238
Intangible assets	3	705,395	–	705,395
Total non-current assets		**6,027,426**	**112,289**	**6,139,715**
Total assets		**21,353,535**	**112,289**	**21,465,824**
Liabilities				
Current liabilities				
Trade and other payables		313,160	–	313,160
Amount due to Angloblast	2	1,889,908	–	1,889,908
Total current liabilities		2,203,068	–	2,203,068
Total liabilities		**2,203,068**	**–**	**2,203,068**
Net assets		**19,150,467**	**112,289**	**19,262,756**
Equity				
Equity attributable to equity holders of the parent				
Contributed equity		20,667,608	–	20,667,608
Share option reserve	1	–	65,517	65,517
Accumulated losses		(1,517,141)	46,772	(1,470,369)
Total equity		**19,150,467**	**112,289**	**19,262,756**

NOTE 22: IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS continued

Notes to the reconciliation

(1) The fair value of the options granted to employees was based on an independent valuation of these options on 27 October 2004 using the Black-Scholes model. Under AIFRS for the year ended 30 June 2005 the expense to be recorded in the result was $65,517.

(2) This includes the present value of the $2 million payable in the first and second quarter of the following financial year. The third tranche of $4 million was released for payment in quarterly tranches to Angioblast when it met its research milestones as set out in the Stock Purchase Agreement. This payment was a contingent liability under the previous GAAP. However, AASB 3 requires that cost of combinations is contingent on a future event the cost shall be included in the cost of acquisition when they are probable. As it was not possible to determine at 30 June 2006 that this future event was probable, this $4 million has no effect under AIFRS. Prior to the end of the 30 June 2006 year the future event has occurred and the additional investment cast has been recognised.

(3) AIFRS prohibits goodwill amortisation therefore the goodwill included in the equity accounted investment currently amortised in accordance with GAAP will no longer be amortised.

Reconciliation of loss for the period ended at 30 June 2005	Note	Current GAAP	Effect of transition to AIFRS	AIFRS
Interest income		502,885	–	502,885
Research and development		(755,590)	–	(755,590)
Administration	1	(668,321)	(65,517)	(733,838)
Interest expenses		(107,117)	–	(107,117)
Equity accounted losses – share of Angioblast losses	3	(488,998)	112,289	(376,709)
Loss before income tax		(1,517,141)	46,772	(1,470,369)
Income tax expenses		–	–	–
Loss for the period		(1,517,141)	46,772	(1,470,369)
Net loss attributable to members of the parent entity		**(1,517,141)**	**46,772**	**(1,470,369)**

DIRECTORS' DECLARATION

In accordance with a resolution of Directors of Mesoblast Limited.

In the opinion of the Directors:

(a) The accompanying financial statements and notes are in accordance with *Corporations Act 2001* and comply with the accounting standards and give a true and fair view of the company's financial position as at 30 June 2006 and of its performance for the year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(c) The Directors have been given the declarations by the Chief Executive Officer and the Chief Financial Officer required by Section 295 A.

Signed in accordance with a resolution of the Board of Directors

Mr Michael Spooner
Director

13 September 2006
Melbourne

Independent Audit Report

TO MEMBERS OF MESOBLAST LIMITED

PKF

Chartered Accountants & Business Advisers

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, notes to the financial statements and the directors' declaration for Mesoblast Limited (the company) for the year ended 30 June 2006.

The company has disclosed information about the remuneration of key management personnel ("remuneration disclosures"), as required by Accounting Standard AASB 124 Related Party Disclosures under the heading "remuneration report" in pages 10 to 14 of the directors' report, as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion:

(1) the financial report of Mesoblast Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in pages 10 to 13 of the directors' report comply with Accounting Standard AASB 124and the Corporations Regulations 2001.

PKF
Chartered Accountants

R A Dean
Partner

13 September 2006
Melbourne

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 11, CGU Tower | 485 La Trobe Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

Shareholder Information

A. SUBSTANTIAL SHAREHOLDERS

The Company's Holders of Relevant Interests as notified by ASX Substantial Shareholders and the number of shares in which they have an interest as disclosed by notices received under Part 6.7 of the Corporation Act 2001 as at 19 September 2006.

	Ordinary shares
AMP Life Ltd	6,080,233
Thorney Holdings Pty Ltd	6,310,393
Silviu Itescu (held in Escrow for 2 years to 16 December 2006)	43,120,000

B. DISTRIBUTION OF EQUITY SECURITIES

(i) Distribution Schedule of Holdings

	Ordinary shares	Share options
1 – 1,000	174	–
1,001 – 5,000	540	–
5,001 – 10,000	386	–
10,001 – 100,000	504	2
100,001 and over	66	17
	1670	**19**

(ii) Number of holders of less than a marketable parcel of shares	27	–
(iii) Percentage held by the 20 largest holders	74.1%	

C. TWENTY LARGEST EQUITY SECURITY HOLDERS

The names of the 20 largest shareholders of each class equity security as at 19 September 2006 are listed below.

Number of ordinary shares held	
1. Professor Silviu Itescu	43,120,000
2. National Nominees Limited	4,270,699
3. J P Morgan Nominees Australia Limited	4,228,443
4. Thorney Holdings Pty Ltd	3,491,993
5. Invia custodian Pty Limited	3,226,500
6. AMP Life Limited	2,880,233
7. Medvet Sciences Pty Limited	2,790,000
8. J G M Investment Group Pty Ltd	2,740,000
9. ANZ Nominees Limited	2,316,905
10. Benefund Ltd	1,835,454
11. Queensland Investment Corporation	1,695,355
12. Cogent Nominees Pty Ltd	1,231,030
13. RBC Dexia Investor Services Australia Nominees Pty Ltd	1,033,044
14. Citicorp Nominees Pty Limited	1,012,520
15. Mr Michael Schuster	880,000
16. Equity Trustees Limited	758,861
17. Dr Anne Spooner	639,255
18. Mr Gregory John Conlan	526,500
19. Haziana Investments Limited	525,000
20. Asia Union Investments Pty Ltd	400,000
	79,596,792

Shareholder Information

D. NUMBER OF SHARE OPTIONS OUTSTANDING

No	Name	No of options held
1	JGM Investment Group P/L	1,520,000
2	Thorney Holdings P/L	1,400,000
3	Rak Investment P/L	200,000
4	J Gurman	200,000
5	Neurotransmission Inc	200,000
6	J Bennetts	400,000
7	Belmavic Holdings P/L	400,000
8	Thorney Holdings P/L	400,000
9	S Gronthos	100,000
10	A Zannettino	100,000
11	J Meldrum	100,000
12	D Skerrett	300,000
13	M Schuster	300,000
14	B McAllister	150,000
15	D O'Dwyer	150,000
16	M Spooner	1,100,000
17	K Warnest	60,000
18	T Lewis	30,000
19	P Rennie	690,000
Total		**7,800,000**

E. VOTING RIGHTS

The voting rights attaching to each class of equities securities are:

1. Ordinary shares
   On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
2. Options
   No voting rights.

MESOBLAST LIMITED ABN 68 109 431 870
BOARD OF DIRECTORS AND COMPANY PARTICULARS

DIRECTORS
Michael Spooner
Silviu Itescu
Byron McAllister
Donal O'Dwyer

COMPANY SECRETARY & CHIEF FINANCIAL OFFICER
Kevin Hollingsworth

REGISTERED OFFICE
Level 2
517 Flinders Lane
MELBOURNE VIC 3000
Telephone (03) 9629 5566
Facsimile (03) 9629 5466

COUNTRY OF INCORPORATION
Australia

BUSINESS ADDRESS
Level 39
55 Collins Street
Melbourne VIC 3000
Telephone (03) 9639 6036
Facsimile (03) 9639 6030

AUDITORS
PKF Chartered Accountants
Level 11, CGU Tower
485 La Trobe Street
MELBOURNE VIC 3000

SOLICITORS
Middletons Lawyers
Level 29
200 Queen Street
MELBOURNE VIC 3000

BANKERS
National Australia Bank Ltd
221 Drummond Street
Carlton VIC 3053

SHARE REGISTRY
Link Market Services Limited
Level 4/333 Collins Street
Melbourne VIC 3000

STOCK EXCHANGE LISTING
Australian Stock Exchange
(ASX Code: MSB)